FILED BY TRIGON HEALTHCARE, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                                   OF THE SECURITIES ACT OF 1934

                                        SUBJECT COMPANY: TRIGON HEALTHCARE, INC.
                                                     COMMISSION FILE NO: 1-12617


This following presentation was first shown to employees on April 30, 2002.

                               ANTHEM AND TRIGON:
                        COMBINING TO SERVE THE SOUTHEAST



                            Discussion With Employees
                              April 30-May 1, 2002



[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                     AGENDA

>        Merger Summary                     Tom
>        Who is Anthem?                     Larry
         >>  Size, geographic location
         >>  Financial overview
         >>  Culture and commitments
         >>  Organizational structure
>        Why merge with Trigon?             Larry
>        Why merge with Anthem?             Tom
>        Merger Summary Organizational      Tom
>        Call to Action                     Tom
>        Questions?                         Tom & Larry

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                 MERGER SUMMARY

>       Merger with Anthem forms the 5th largest health plan in the country
>       Tom Snead will lead Anthem's new Southeast Region
>       Combined financial strength & expertise will help
        >> deliver greater value to customers
        >> provide opportunities for our employees
>       Health care remains a local business:
        >> People who sell, service and make health care decisions will remain in Virginia
> Consolidation of some corporate and staff positions will occur, but will not be felt by our members

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                 MERGER SUMMARY
                                   FINANCIAL

>       $30 cash plus 1.062 shares Anthem / share Trigon
>       Implied value at $105 as of Friday's close
>       Implied value will float with Anthem stock price
> Employee options will vest; carry over, and reprice as Anthem options; $30 cash will "buy" more options
>       Trigon shareholders receive 28% Anthem shares
>       Trigon Board fills 3 seats on Anthem Board

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                 WHO IS ANTHEM?

>       Indiana Domicile and Headquarters
>       Public Company -- completed conversion in November 2001
>       Financial Strength Ratings:
                o  Standard & Poor's            A
                o  A.M. Best                    A- Excellent
                o  Fitch                        A+
>       Fortune 500 Ranking                     #184
>       Fortune Magazine's "Most Admired"
             Health Care Companies              Ranked 3rd
>       Associates                              15,000
>       Members                                 8 Million
>       2001 Operating Revenue                  $10.1 Billion
>       2001 Operating Gain                     $319.5 Million


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                WHERE IS ANTHEM?

[Map depicting the following information:

Blue Cross Blue Shield plans operated by Anthem in the following states:

Nevada
Colorado
Indiana
Ohio
Kentucky
Connecticut
New Hampshire
Maine

Pending operations in the following states:

Kansas
Virginia]

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                               ANTHEM'S GENEALOGY

[Chart depicting the following information:

Indiana - BC/BS (1993)
Kentucky - BC/BS (1993)
Ohio - BC/BS (1995 & 1997)
Connecticut - BC/BS (1997)
New Hampshire - BC/BS (1999)
Colorado/Nevada - BC/BS (1999)
Maine - BC/BS (2000)]

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                              ANTHEM MARKET SHARE

                 Anthem has grown rapidly through acquisitions
                and is a dominant player in each of its markets.


                        Anthem Market Share by State(1)
--------------------------------------------------------------------------------

State           Year            Medical Members         Anthem Market Share
-----           ----            ---------------         -------------------
Ohio            1995                 2.289                      22%
Indiana         1944                 1.674                      33
Connecticut     1997                 1.242                      39
Kentucky        1993                 1.107                      38
Colorado        1999                 0.628                      19
Maine           2000                 0.500                      44
New Hampshire   1999                 0.529                      47
Nevada          1999                 0.181                      12
                                   ---------
  Total                              8.150

(1)    Source:  Anthem and BSC research

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                           ANTHEM FINANCIAL OVERVIEW

[Bar graph plotting Years vs. Revenues depicting the following information:

Premium Revenues ($ in billions)

1998:  $5.4
1999:  $6.1
2000:  $8.5
2001: $10.1

CAGR: +23.2%]

[Bar graph plotting Years vs. Operating Income vs. Operating Margin depicting the following information:

Operating Income/Margin ($ in millions)

Year        Operating Income        Operating Margin
----        ----------------        ----------------
1998        appoximately 40               0.7%
1999        appoximately 65               1.2%
2000        appoximately 175              2.2%
2001        appoximately 320              3.2%]

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                          ANTHEM 1Q02 RESULTS VS. 1Q01


                  Operating Revenue                    Operating Gain                                      Membership
                       ($mm)              Growth            ($mm)         Growth          Margin (%)       Growth (%)
                  -----------------     ----------     --------------   ----------      --------------   -------------
----------------------------------------------------------------------------------------------------------------------
Consolidated
(EPS Growth 45%)     > $2,748.6             10%            $106.67           8%              3.9%              7%
----------------------------------------------------------------------------------------------------------------------
Midwest              > $1,451.8              9%             $54.1           26%              3.7%              7%
East                 >   $985.3             13%             $42.2           87%              4.3%              5%
West                 >   $221.2             25%              $7.5           NM               3.4%             22%
Specialty            >   $120.1             35%             $12.4           65%             10.3%             NM
Other                >   ($29.8)            NM              ($9.6)          27%               NM              NM


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                    CULTURE

                                  CORE VALUES
                                       |
                                       |
                                       |
                                       V
                                    Mission
                                       |
                                       |
                                       |
                                       V
                             4 Strategic Objectives
                                       |
                                       |
                                       |
                                       V
                            6 Operating Imperatives
                                       |
                                       |
                                       |
                                       V
                            48 Performance Measures

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                  CORE VALUES

>       Customer Focus

>       Commitment to Excellence

>       Continuous Improvement and Innovation

>       Results with Integrity

>       Teamwork

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                    MISSION

                             To Improve the Health
                             of the People We Serve


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                              STRATEGIC OBJECTIVES

1. Meet or Exceed the Performance of Our Best Competitors

2. Achieve the Necessary Scale and Market Share in Each Region to Compete in the 21st Century

3. Achieve a Competitive Edge Through Product Value

4. Become the Employer of Choice in the Health Care Management Industry and Targeted Geographic Markets


--------------------------------------------------------------------------------
           Anthem Will Be among the Best and Biggest in Our Industry, by Delivering the Best Product Value with the Best People
--------------------------------------------------------------------------------


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                             OPERATING IMPERATIVES

1. Grow Profitable Enrollment

2. Reduce Administrative Cost

3. Optimize Cost of Care

4. Improve Health of Our Members

5. Improve Level of Service

6. Develop Our Associates


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

    ---------------------------------------------------------------------
                                    ANTHEM'S
                                  COMMITMENTS

    ---------------------------------------------------------------------

                        COMMITMENT TO QUALITY AND SERVICE

- Anthem ranked third on Fortune Magazin's "Most Admired" Health Care Companies list
-     Four of our HMOs ranked in Top 35 in the country by NCQA
- Anthem East (Connecticut, New Hampshire, Maine) HMOs recognized among the best by U.S. News & World Report and Newsweek
- Wall Street Journal featured Midwest Coronary Services Network in front page story
- Anthem Midwest Hospital Quality Program received 2000 BCBSA Award for Innovations and Best Practices in Medical and Pharmacy Management


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                          COMMITMENT TO OUR COMMUNITIES

- Anthem is committed to improving the communities in which we live and work
- Anthem honors this pledge by encouraging associates to volunteer and donating funds to support charitable organizations across 8 states
     - Named to United Way National Leadership Program -- 1 of only 136 in the U.S. and the only Blue Plan
-    Local decision-making on community giving
- Contributed $21 Million to establish Anthem Foundation for an aggregate of $34 Million in Foundation assets


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                            ORGANIZATIONAL STRUCTURE

                               [ANTHEM, INC. LOGO]

Anthem           Anthem       Anthem      Anthem        Specialty    Government
 East            Midwest       West       Southeast      Business      Business

 Connecticut      Indiana    Colorado      Virginia     Anthem Life   AdminaStar
                                                                      (MEDICARE)
New Hampshire     Kentucky    Nevada                     Anthem
                                                      Presciption Mgmt.
   Maine           Ohio
                                                    Occupational Health
                                                        Management

                                                     Health Management
                                                          Systems
                                                         (DENTAL)

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                             WHY MERGE WITH TRIGON?

-    Attractive growth opportunities in a vibrant state
-    Creation of fourth region
-    Attraction for other Blue Plans to join combined
     Anthem / Trigon --we are stronger together
-    Talented Trigon management team to lead development of new region
-    Operational expertise within the company
- Trigo's best practices in service, disease management and other areas to provide wonder collaborative opportunities


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                             WHY MERGE WITH ANTHEM?

-    Position TGH for continued success
        -     Become part of larger, growing enterprise
        -     Realize the savings that drove us to seek consolidation
        -     Even more attractive foundation for regional growth
-    Position TGH for ongoing contributions
        -     Anthem early in public life: Trigon experience valued
        -     Help capture substantial untapped upside
                .     administrative savings through scale
                .     best practices from both firms
                .     margin expansion
        -     Good roles for talented / experienced mgt. and employees


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                    INDUSTRY LEADING SCALE AND MARKET SHARE

[Bar graph plotting the following information:

                                Revenues (2001)(1)
-------------------------------------------------------------------------------
                Revenues in $bn
UNH             23.2
AET             22.2
CI              19.1
WLP             13.5
ATH & TGH       13
PHSY            11.7
ATH             10.1
HUM             10.1
HNT             9.8
TGH             2.9]



[Bar graph plotting the following information:

                           Medical Membership (2001)
-------------------------------------------------------------------------------
                Members in mm
AET             17.2
UNH             16.5
CI              14.4
WLP             13
ATH & TGH       10
ATH (2)         7.9
HUM             6.4
HNT             5.5
PHSY            3.4
TGH             2.1]

1 Excludes investment income and net realized gains
2 Excludes Kansas (pending)



[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                 MERGER SUMMARY
                                 ORGANIZATIONAL

-    Trigon becomes subsidiary of Anthem, Inc.
- Tom Snead will lead new Southeast region, reports to Anthem CEO Larry Glasscock
-    Decisions about Virginia still made in Virginia
        -     sales / underwriting / broker service / channel strategy
        -     operations /  medical mgt / provider network contracting
- Seek to leverage best practices from Virginia and from other Anthem plans

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                              WHO WILL BE AFFECTED

-    Transition team led by Tom Snead
        -     Staffed by members from both firms
        - Integration teams headed by functional leaders to develop specific plans in coming weeks.
-    Specific decisions have yet to be made
-    For all those affected by the merger:
        -     Our severance policy will be in effect
        -     Outplacement services will be made available
-    Stay bonuses will be offered for key positions

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                              WHAT DOESN'T CHANGE

-    Our view of health care as a local business
- The local development, analysis, underwriting, pricing, sales, service and medical management of Blue Cross Blue Shield coverage in Virginia
-    Our values and our commitment to employees
- Our employee benefits program in 2003 - (we will transition to a similar Anthem program in 2004)

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                   EMPLOYEES

-    Some employee dislocation in corporate / staff areas and leadership
-    For vast majority, little impact
-    Similar culture:
        Take care of customer & do the right thing
-    Additional opportunities for employment
-    Greater opportunities for advancement
        -     Larger, growing parent with a need and an eye for talent
- Opportunity to leverage Trigon best practices over larger Anthem footprint and learn from other good operators in their system

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                MEMBERS / GROUPS

>    Should benefit from
        >>     Sharing lower administrative costs
        >>     New products, services, information and technology
>    No big changes in account service / sales teams
> No big bang systems integrations planned to disrupt excellent service
> Trigon brand name will transition in time, but in a manner designed to reduce confusion

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                   PROVIDERS

>    Health care decision making remains local
>    Local provider contracting, reimbursement strategy and implementation
>    Managed Care Advisory Panel continues
> Over time, will work with Chief Medical Officers of other regions to leverage best practices and develop consistent medical policy

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                   VIRGINIANS

>    Trigon achieves scale with best possible partner
>    Can deliver new products / services more efficiently
>    Virginia business still run by Virginians
>    Continued substantial Virginia presence
>    Retain roles in VA Medicaid
>    Richmond is HQ for this region
>    Anthem reputation as regulator- and legislator-friendly
>    Potential for more employment growth

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                                 CALL TO ACTION

>    Stay focused -- Lots of exciting change ahead
>    Remember the customer -- Continue to give exceptional service
>    Talk to your manager; support your peers
>    Best security comes from profitable growth
>    Together, we are making a difference and heading in the right direction
>    Believe in the future


[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                              SAFE HARBOR STATEMENT
           UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This employee communication contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to integrate successfully our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to review carefully and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]

                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

This employee communication may be deemed to be solicitation material in respect of the proposed acquisition of Trigon by Anthem. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed by Anthem with the SEC and a proxy statement on Schedule 14a and other relevant documents will be filed by Trigon with the SEC. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents for free both on the SEC's web site (www.sec.gov) and from Anthem and Trigon's respective corporate secretaries.


                          PARTICIPANTS IN SOLICITATION

Trigon, Anthem, and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the identity of Anthem's participants in the solicitation and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus. Information about the directors and executive officers of Anthem and their ownership of Anthem common stock is set forth in the proxy statement for Anthem's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2002. Information concerning Trigon's participants in the solicitation is set forth in Trigon's Current Report on Form 8-K filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed transaction will be included in the final joint proxy statement/prospectus.

[TRIGON HEALTHCARE, INC. LOGO]                               [ANTHEM, INC. LOGO]